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                                                                    EXHIBIT 23.3

                         INTERNATIONAL DATA CORPORATION


Goldman Sachs
Juniper
                                                               September 7, 1999

To whom it may concern:

Per our discussion, you have approval to use the following statistics as stated below:

International Data Corporation, or IDC, estimates that:

  o World Wide Web users will grow from approximately 142 million in 1998 to approximately 399 million in 2002;

  o the number of computers and other devices accessing the World Wide Web will grow from approximately 89 million in 1997 to approximately 537 million by 2002; and

  o commerce revenues on the Internet will grow from approximately $50 billion at the end of 1998 to approximately $734 billion by the end of 2002.


Sincerely,

/s/ Alexa McCloughan

Alexa McCloughan
Senior Vice President